UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41175

Sangoma Technologies Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

Bay-Adelaide Centre,

333 Bay Street, Suite 3400,

Toronto, Ontario, Canada M5H 2S7

(905) 474-1990

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Retirement of Chief Financial Officer; Appointment of Interim Chief Financial Officer

On June 4, 2026, Sangoma Technologies Corporation (the “Company”) announced that Larry Stock has elected to retire from his role as Chief Financial Officer (“CFO”) effective June 30, 2026. Upon his retirement, Mr. Stock will remain available to the Company in a senior advisory capacity for a period of one year to ensure an orderly transition. There was no known disagreement with Mr. Stock as the outgoing CFO on any matter relating to the Company’s operations, policies or practices.

Effective July 1, 2026, Adrian Back, current Senior Vice President, Finance, will assume the role of Interim CFO. Concurrently, the Company’s Board of Directors (the “Board”) has commenced a search to identify a permanent successor to the CFO role, which will include both internal and external candidates.

A copy of the press release announcing Mr. Stock’s retirement, the appointment of Mr. Back as Interim CFO and the Board’s commencement of a search for a successor CFO is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

This Report on Form 6-K (including the exhibit attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit

99.1	Press Release dated June 4, 2026, titled “Sangoma Announces CFO Transition: Larry Stock to Retire June 30; Adrian Back Named Interim CFO; Board Commences Search for Permanent Successor”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date: June 4, 2026	By:	/s/ Samantha Reburn
Name: Samantha Reburn
Title: Chief Legal & Administrative Officer